EXHIBIT 21.1

SUBSIDIARIES OF FACET BIOTECH CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation
PDL BioPharma France S.A.S.	France
Fremont Management, Inc.	Delaware
Fremont Holding L.L.C.	California